UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No.35.300.332.067

Minutes of the Board of Directors Meeting held on June 29th, 2016

On June 29th, 2016, at 9a.m., at Banco Santander (Brasil) S.A. (“Company” or “Santander”) headquarters and by videoconference, the Board of Directors have met, with the attendance of all of its members, to decide on the following Agenda:

To approve the proposal for declaration and payment of Interest on Equity, pursuant to the Company’s Executive Board proposal.

The Board was presented with the Company’s Executive Board proposal for declaration and payment of Interest on Equity, pursuant to article 17, XVIII of the Bylaws, in the gross amount of R$ 500,000,000.00 (five hundred million Brazilian Reais), corresponding to R$ 0.06342898748 per common share, R$ 0.06977188623 per preferred share and R$ 0.13320087371 per Unit, which after deduction of the corresponding Withholding Income Tax, according to the applicable law, becomes the net amount equivalent to R$ 0.05391463936 per common share, R$ 0.0593061033  per preferred share, and R$ 0.11322074265 per Unit, except for tax exempt shareholders.

The matter was discussed and approved by all the Directors.

It remained formalized that: (i) According to the Executive Board Proposal, the shareholders registered on the Company’s records by the end of July 6th, 2016, including, shall be entitled to receive the Interest on Equity hereby approved. Therefore, as of July 7th, 2016 (including), the Company’s shares shall be traded “Ex-Interest on Equity”; (ii) The amount of the Interest on Equity hereby approved shall be fully considered within the amount of the mandatory dividends to be submitted to the Annual General Meeting to be held in 2017; (iii) The Interest on Equity hereby approved shall be paid on August 26th, 2016, with no compensation of monetary restatement; (iv) The amount of Interest on Equity proposed in the base-year fits the limits settled in the tax legislation; (v) The Board of Directors authorized the Executive Board to take the actions necessary for the release of the proper “Notice to Shareholders”, to disclose to market the resolution just taken; and (vi) The support documents of the mentioned declaration and payment of Interest on Equity shall be filed at the Company’s headquarters.

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[Free English Translation]

There being no further matters to be resolved, the Meeting was adjourned, and these minutes have been drawn up, read, approved, and signed by all the attendees.

São Paulo, June 29th, 2016.

Signatures: Jesús María Zabalza Lotina – Chairman; Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti, Conrado Engel, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca, Sergio Agapito Lires Rial and Viviane Senna Lalli – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

                                                        Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 29, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer